Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2009	2008	2009	2008

Income before income taxes	$941	$1,287	$1,668	$2,601
Interest	94	91	186	181
Portion of rentals deemed to be interest	19	19	39	39
Income available for fixed charges	$1,054	$1,397	$1,893	$2,821

Fixed charges:
Interest	$94	$91	$186	$181
Portion of rentals deemed to be interest	19	19	39	39
Total fixed charges	113	110	225	220
Preferred stock dividend requirements	1	1	2	3

Total fixed charges and preferred stock dividend requirements	$114	$111	$227	$223

Ratio of earnings to fixed charges	9.35	12.70	8.44	12.81

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	9.26	12.54	8.35	12.65

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.